Mail Stop 4561
Via fax (650) 581-2545

December 30, 2009

Mr. Bobby Yazdani
CEO and Chairman of the Board
SABA Software, Inc.
2400 Bridge Parkway
Redwood Shores, CA. 94065

> **Re:** **SABA Software, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed August 12, 2009**
> **File No. 001-34372**

Dear Mr. Yazdani:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.   Your disclosures on page 14 indicate that a decline in new or renewed subscriptions in any one quarter will negatively affect your revenue in future

quarters. Please clarify whether the deferred revenue balance included in your balance sheets reflects the total amount due for the entire contract term (net of revenues already recognized). In this regard, tell us when you invoice your OnDemand customers (i.e. monthly, quarterly, annually, etc.). To the extent that the OnDemand contracts are firm orders to deliver services throughout the contract term (1 – 3 years) and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company's backlog orders for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

2.   We note the shift in revenue between licenses and OnDemand revenues and their related costs as noted in the table on page 39. Tell us whether these shifts are the beginning of a trend and if so, tell us how you considered including a discussion in your Overview section regarding such trends and the potential impact on the company's financial condition and/or results of operations. To the extent that past performance may not be indicative of future performance due to these shifts in revenue, tell us how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and any potential uncertainties facing the company is required under Item 303 of Regulation S-K.

Results of Operations, page 39

3.   We note your from your disclosures on page 44 that changes in interest income from fiscal 2008 compared to fiscal 2009 were "primarily" attributable to losses from realized and unrealized foreign currency transactions, and in particular due to "large fluctuations" in India and between the British pound and European Union euro. Tell us how you considered providing quantification and qualification of the contribution these factors had on the changes in interest income pursuant to Section to III.D of SEC Release 33-6835 and Item 303(a)(3) of Regulation S-K. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications.

Liquidity and Capital Resources, page 47

4.   We note your disclosures include an analysis of accounts receivable by disclosing the days sales outstanding and the reasons for changes in days sales outstanding. Tell us your consideration to also include a discussion regarding the reasons for the changes in accounts receivable balances from period to period. Please note that similar consideration should be made with regards to the disclosures in your interim period reports. Refer to Item 303(a)(1) of Regulation S-K.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 62

5.   We note from you disclosures on page 63 that when OnDemand offerings are part
         of a multiple element arrangement in which the customer has separately licensed
         and taken possession of the software, revenue is recognized in accordance with
         SOP 97-2. Please explain further your revenue recognition policy for such
         offerings. In this regard, clarify whether the license revenue is recognized up-
         front and the OnDemand services are recognized over the term of the
         arrangement. If so, then explain further your policy for establishing VSOE of fair
         value for these offerings. In this respect, describe the process you use to evaluate
         the various factors that effect VSOE of fair value for OnDemand offerings. Also,
         tell us whether the prices charged in separate OnDemand offerings vary from
         customer to customer and if so, tell us how you can reasonably establish VSOE
         pursuant to paragraph 10 of SOP 97-2.

6.   We note that for certain arrangements, which include both professional services
         and OnDemand offerings (but not a software license); the professional services
         and OnDemand offerings are accounted for as separate elements and revenue
         from professional services is recognized as performed. We further note that other
         arrangements, which include such services, may not qualify for separation and
         accordingly revenue is recognized ratably over the subscription period. Please
         describe the types of arrangements that qualify for separation versus those that do
         not and tell us how you applied the guidance in EITF 00-21 in evaluating each
         deliverable to determine whether they qualify for separation.

Note 8. Income Taxes, page 74

7.   We note that during fiscal 2009, you utilized $1.3 million of acquired net
         operating loss carryforwards, which were subject to a full valuation allowance.
         We further note to account for this item you credited goodwill (pursuant to
         paragraph 30 of SFAS 109) with an offsetting entry to income tax expense.
         Please explain further how the elimination of the valuation allowance resulted in a
         debit to tax expense versus a debit to the valuation allowance and tell us how this
         adjustment is reflected in your rate reconciliation table on page 75. In addition,
         please explain the remaining $313,000 adjustment to goodwill related to the
         Centra acquisition as reflected in Note 4.

Item 9A. Controls and Procedures, page 84

8.   Your effectiveness conclusion includes an incomplete definition of disclosure
         controls and procedures as it does not include all of the components described in

Exchange Act Rule 13a-15(e). Please either include the completed definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) or simply indicate that your disclosure controls and procedures were effective without providing a partial definition of disclosure controls and procedures. Also, we note your statement in this section that your disclosure controls and procedures "can provide only reasonable assurance of achieving the desired control objectives." Please indicate in your effectiveness conclusion whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F. 4, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure, in Exchange Act Periodic Reports, SEC Release No. 33-8238. Please note that the disclosure in your Form 10-Q for the quarterly period ended August 31, 2009 appears to comply with both issues addressed in this comment.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief